



SECURITIES AND EXCHANGE COMMISSION

02007410

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53021

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 01 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins/Bay Island Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

840 Newport Center Drive, Suite #660
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Katie Kalvoda (949) 644-5771
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss-Adams LLP
(Name – *if individual, state last, first, middle name*)

18101 Von Karman Ave., Ste. #1900 (Address) Irvine (City) CA (State) 92612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTENTS

SUPPLEMENTAL INFORMATION



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Members
Collins / Bay Island Securities LLC

We have audited the accompanying statement of financial condition of Collins / Bay Island Securities LLC as of December 31, 2001, and the related statements of operations and member's equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collins / Bay Island Securities LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules I, II and III is information required by Rule 17a-5 of the Securities and Exchange Commission and is presented for purposes of additional analysis, but is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Irvine, California
January 18, 2002

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

COLLINS / BAY ISLAND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	10,001
Accounts Receivable		25,000
	$	35,001

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES		
Deferred Revenue	$	122,916
MEMBER'S DEFICIT		(87,915)
	$	35,001

See accompanying notes.

COLLINS / BAY ISLAND SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 2001

REVENUES	$	309,904
OPERATING EXPENSES		12,014
INCOME BEFORE PROVISION FOR INCOME TAXES		297,890
PROVISION FOR INCOME TAXES		800
NET INCOME		297,090
MEMBER'S EQUITY, beginning of year		9,601
DISTRIBUTIONS		(394,606)
MEMBER'S EQUITY, end of year	$	(87,915)

See accompanying notes.

COLLINS / BAY ISLAND SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	297,090
Noncash items included in net income:		
Changes in assets and liabilities		
Accounts receivable		(25,000)
Accounts payable		(5,400)
Deferred revenue		47,917
Net cash provided by operating activities		314,607
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member		(394,606)
Net cash used by financing activities		(394,606)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(79,999)
CASH, beginning of year		90,000
CASH, end of year	$	10,001

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Operations - Collins / Bay Island Securities LLC (the Company), a California Limited Liability Company, is a broker and dealer specializing in marketing third party investments. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of Collins / Bay Island Capital LLC (CBIC).

Revenue Recognition - The Company charges an annual retainer for its marketing services. The retainers received are recorded as deferred revenue when received, and are recognized as revenue over the period the services are provided. Additionally, the Company earns asset based and incentive fees for each new account obtained for the third party. These fees are recognized as revenue when realized.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes - The Company is a limited liability company and is not subject to Federal income taxes. Taxable income reported by the Company is allocated to the member by the limited liability Company agreement. The Company is subjected annually to a minimum state franchise tax of $800 and a limited liability company fee up to $11,790.

Note 2 - Related Party Transactions

The Company has an agreement with CBIC whereby CBIC pays all of the expenses of the Company. During the year ended December 31, 2001, these expenses amounted to approximately $330,000. CBIC relies on distributions from the Company to pay such expenses. Under the terms of the agreement, the expenses paid by CBIC on behalf of the Company will not be repaid. The agreement expires on October 31, 2006.

As the Company and CBIC are under common control, the Company's financial position and operating results as of and for the year ended December 31, 2001 are significantly different from those that would have obtained if the entities were autonomous.

Note 3 - Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had a net capital deficit of $87,916 which was $128,279 less than its required net capital. The Company's net capital ratio at December 31, 2001 was (1.40) to 1(See Note 5).

Note 3 - Net Capital (continued)

Because the Company does not trade or carry securities accounts for customers or perform custodial functions relating to customer securities, it is not subject to certain other regulatory requirements of the SEC.

Note 4 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at a regional office of the Securities and Exchange Commission.

Note 5 - Subsequent Event

On January 23, 2002, the Company determined that certain fees characterized as retainers should be recognized as income over the life of the related marketing agreements rather than as income when received by the Company. This change in recognizing income resulted in a net capital deficiency on that date of approximately $107,000. CBIC contributed $125,000 to the Company on January 24, 2002 to bring the Company into compliance with its net capital requirement pursuant to SEC Rule 15c-3-1.

SCHEDULE I

COLLINS / BAY ISLAND SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Members' deficit	$	(87,915)
Deductions		(25,000)
Net Capital		(112,915)
Less net capital required, the greater of 12.5% indebtness or minimum net capital of $5,000		15,364
Net Capital Deficiency	$	(128,279)

COMPUTATION OF AGGREGATE INDEBTNESS

Total liabilities and aggregate indebtness	$	122,916

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital requirement, based on 12.5% indebtedness	$	15,364
Percentage of aggregate indebtedness to net capital		(1.09) %
Ratio of aggregate indebtedness to net capital		(1.40) to 1

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2001 computed by the Company in its Form X-17A-5, Part IIA, does not differ significantly from the above computation, which is based on audited financial statements.

COLLINS / BAY ISLAND SECURITIES LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

COLLINS / BAY ISLAND SECURITIES LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.


MOSS-ADAMS LLP
mri

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Members
Collins / Bay Island Securities LLC

In planning and performing our audit of the financial statements of Collins / Bay Island Securities LLC for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not trade or carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.


MOSS-ADAMS LLP

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to, and should not, be used by anyone other than these specified parties.

Moss Adams LLP

Irvine, California
January 18, 2002

COLLINS / BAY ISLAND SECURITIES LLC

SUPPLEMENTAL REPORT UNDER SUBPARAGRAPH (e)(4)
OF RULE 17a-5
DECEMBER 31, 2001

The Company is not required to issue a supplemental report under subparagraph (e)(4) of Rule 17a-5 for the year ended December 31, 2001. The Company's SIPC assessment is a minimum assessment as provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.

COLLINS / BAY ISLAND SECURITIES LLC

INDEPENDENT AUDITOR'S REPORT

AND

FINANCIAL STATEMENTS

DECEMBER 31, 2001